                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 9)

                             SHILOH INDUSTRIES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   824543 10 2
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                                 (CUSIP Number)

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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)

           [ ] Rule 13d-1(c)

           [X] Rule 13d-1(d)

CUSIP NO. 824543 10 2                13G/A

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       James C. Fanello
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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         NUMBER OF           5    SOLE VOTING POWER

           SHARES                      0
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        BENEFICIALLY         6    SHARED VOTING POWER

          OWNED BY                     766
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            EACH              7   SOLE DISPOSITIVE POWER

         REPORTING                     0
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        PERSON WITH           8   SHARED DISPOSITIVE POWER

                                       766
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       766
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [_]

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.0%
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12     TYPE OF REPORTING PERSON

       IN
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     This Amendment No. 9 (this "Amendment") amends and supplements
Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 7 filed on February 9, 2001, as amended by Amendment No. 6 filed on February 14, 2000, as amended by Amendment No. 5 filed on February 16, 1999, as amended by Amendment No. 4 filed on February 17, 1998, as amended by Amendment No. 3 filed on February 14, 1997 as amended by Amendment No. 2 filed on February 14, 1996 as amended by Amendment No. 1 filed on February 14, 1995, which amended and supplemented the Schedule 13G filed on February 14, 1994 (the "Schedule 13G") with the Securities and Exchange Commission (the "Commission") on behalf of certain of the signatories to the Stockholders Agreement, dated as of June 22, 1993, by and among the stockholders listed therein and Shiloh Industries, Inc., a Delaware corporation (the "Company"), as amended by the First Amendment to the Stockholders Agreement, dated as of March 11, 1994 (the "Stockholders Agreement"), as terminated pursuant to the Termination of Stockholders Agreement, dated as of May 29, 2001, by and among the Company, MTD Products Inc. and the Stockholders named therein (the "Termination Agreement").

Item 1(a).     Name of Issuer:

                        Shiloh Industries, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                        Suite 202, 103 Foulk Road
                        Wilmington, Delaware 19803

Item 2(a).     Name of Person Filing:

                        James C. Fanello

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                        The residential address of Mr. Fanello is:
                        2577 Hanley Road, Lucas, OH 44843

Item 2(c).     Citzenship:

                        Mr. Fanello is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

                        Common Stock

Item 2(e).     CUSIP Number

                        824543 10 1

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                        Not applicable.

Item 4.        Ownership.

         Item 4 of the Schedule 13G hereby is amended by deleting such Item 4 in its entirety and replacing it with the following:

               (a)-(c). Mr. Fanello has, as of December 31, 2002, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

                    Mr. Fanello has shared power to vote and to dispose of 766 shares of Common Stock held in an individual retirement account. Collectively, these 766 shares constitute approximately 0.0% of the outstanding Common Stock of the Company.

Item 5.      Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.      Notice of Dissolution of Group.

                  Not Applicable.

Item 10.     Certification.

                  Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2003                   By:  /s/ James C. Fanello
                                                 ------------------------------
                                                 Name: James C. Fanello